SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

SATELLOGIC INC.

(Name of Issuer)

Class A Ordinary Shares, par value

$0.0001 per share

(Title of Class of Securities)

G7823S101

(CUSIP Number)

Howard W. Lutnick

499 Park Avenue

New York, NY 10022

(212) 938-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7823S101	13D
1	NAMES OF REPORTING PERSONS
Cantor Fitzgerald, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,776,353[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,776,353[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,776,353[1] (see Item 5(iv))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.	Includes up to 144,026 Class A Ordinary Shares subject to forfeiture in accordance with the Merger Agreement and up to 1,869,000 Class A Ordinary Shares subject to forfeiture based on vesting and earn-out targets, in each case as further described in Item 4.

CUSIP No. G7823S101	13D
1	NAMES OF REPORTING PERSONS
CF Group Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,776,353[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,776,353[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,776,353[1] (see Item 5(v))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.	Includes up to 144,026 Class A Ordinary Shares subject to forfeiture in accordance with the Merger Agreement and up to 1,869,000 Class A Ordinary Shares subject to forfeiture based on vesting and earn-out targets, in each case as further described in Item 4.

CUSIP No. G7823S101	13D
1	NAMES OF REPORTING PERSONS
CFAC Holdings V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,930,103[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,930,103[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,930,103[1] (see Item 5(i))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1.	Includes up to 144,026 Class A Ordinary Shares subject to forfeiture in accordance with the Merger Agreement and up to 1,869,000 Class A Ordinary Shares subject to forfeiture based on vesting and earn-out targets, in each case as further described in Item 4.

CUSIP No. G7823S101	13D
1	NAMES OF REPORTING PERSONS
Cantor Fitzgerald & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,058,229

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,058,229

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,058,229 (see Item 5(ii))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G7823S101	13D
1	NAMES OF REPORTING PERSONS
Cantor Fitzgerald Securities

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
788,021

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
788,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
788,021 (see Item 5(iii))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G7823S101	13D
1	NAMES OF REPORTING PERSONS
Howard W. Lutnick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,776,353[1]

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,776,353[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,776,353[1] (see Item 5(vi))

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.	Includes up to 144,026 Class A Ordinary Shares subject to forfeiture in accordance with the Merger Agreement and up to 1,869,000 Class A Ordinary Shares subject to forfeiture based on vesting and earn-out targets, in each case as further described in Item 4.

Item 1. Security and Issuer

This statement on Schedule 13D relates to Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Satellogic Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is Ruta 8 Km 17,500, Edificio 300, Oficina 324 Zonamérica, Montevideo, 91600, Uruguay.

Item 2. Identity and Background

This statement is being filed by each of: (i) Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), (ii) CF Group Management, Inc., a New York corporation (“CFGM”), (iii) CFAC Holdings V, LLC, a Delaware limited liability company (the “Sponsor”), (iv) Cantor Fitzgerald & Co., a New York general partnership (“CF&Co.”), (v) Cantor Fitzgerald Securities, a New York general partnership (“CF Securities”) and (vi) Howard W. Lutnick, an individual and citizen of the United States (“Mr. Lutnick”) (each person or entity listed in clauses (i)-(vi), a “Reporting Person” and, collectively, the “Reporting Persons”). The address of the principal place of business and principal office of the Sponsor, CF&Co. and CF Securities is 110 East 59th Street, New York, New York 10022, and the address of the principal place of business and principal office of Cantor and CFGM and the business address of Mr. Lutnick is 499 Park Avenue, New York, New York 10022.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is filed as Exhibit 3 hereto.

None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4, which is incorporated by reference herein.

Item 4. Purpose of Transaction

All of the information set forth below has been previously reported in the public filings of the Issuer and/or of Satellogic V Inc., formerly known as CF Acquisition Corp. V (“CF V”), which became a wholly-owned subsidiary of the Issuer on January 25, 2022, upon consummation (the “Closing”) of the business combination (the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated July 5, 2021, by and among the Issuer, CF V, Nettar Group Inc. (d/b/a Satellogic), a business company with limited liability incorporated under the laws of the British Virgin Islands (“Satellogic”) and the other entities party thereto (as the terms and conditions may have been amended, modified, or waived, the “Merger Agreement”).

Founder Shares

In January 2020, the Sponsor purchased 11,500,000 shares of CF V Class B common stock, par value $0.0001per share (the “Founder Shares”), for an aggregate price of $25,000 or approximately $0.003 per Founder Share. In October 2020, CF V effected a 1.25-for-1 stock split of its outstanding shares of CF V common stock (including the Founder Shares). In addition, in December 2020 and January 2021, the Sponsor returned to CF V, at no cost, an aggregate of 7,187,500 Founder Shares, which were cancelled, resulting in an aggregate of 7,187,500 Founder Shares outstanding and held by the Sponsor. In January 2021, the Sponsor transferred 10,000 Founder Shares to each of Ms. Natasha Cornstein and Mr. Louis Zurita, respectively, each of whom was, at that time, a director nominee of CF V. In addition, in February 2021, 937,500 Founder Shares were forfeited by the Sponsor and cancelled in connection with the underwriters’ decision not to exercise their over-allotment option.

Upon consummation of the Business Combination, the 6,230,000 Founder Shares owned by the Sponsor were automatically converted into an equal number of shares of CF V Class A common stock, par value $0.0001 per share (“CF V Class A Common Stock”), and immediately thereafter exchanged for an equal number of Class A Ordinary Shares of the Issuer.

Under the Merger Agreement, up to 144,026 Class A Ordinary Shares held by the Sponsor are subject to forfeiture if the volume-weighted average price of a Class A Ordinary Share during a certain period between the closing of the Business Combination and the effectiveness of the F-1 registration statement registering such shares is less than $10.00, which such shares, if forfeited, can be earned back based on the subsequent trading price of a Class A Ordinary Share, as further described in the Merger Agreement. Such shares are currently held in the name of Continental Stock Transfer & Trust Company, as escrow agent. In addition, under the Sponsor Support Agreement, dated July 5, 2021 (the “Sponsor Support Agreement”), by and among the Sponsor, CF V, the Issuer, and Satellogic, up to 1,869,000 of such Class A Ordinary Shares are subject to vesting and earnout targets, as further described in the Sponsor Support Agreement.

Private Placement

Simultaneously with the closing of the CF V initial public offering (the “CF V IPO”), the Sponsor purchased 600,000 CF V units (each, a “CF V Placement Unit”) at a price of $10.00 per CF V Placement Unit ($6,000,000 in the aggregate). Each CF V Placement Unit consisted of one share of CF V Class A Common Stock (each such share, a “CF V Placement Share”) and one-third of one warrant (each whole warrant, a “CF V Placement Warrant”). Each whole CF V Placement Warrant sold as part of the CF V Placement Units was exercisable for one share of CF V Class A Common Stock at a price of $11.50 per share.

Upon consummation of the Business Combination, the 600,000 CF V Placement Units owned by the Sponsor were automatically separated into their constituent parts (consisting of 600,000 shares of CF V Class A Common Stock and 200,000 CF V Placement Warrants), and immediately thereafter exchanged for an equal number of Class A Ordinary Shares of the Issuer and an equal number of warrants of the Issuer (“Issuer Warrants”), each Issuer Warrant exercisable for one Class A Ordinary Share of the Issuer at a price of $11.50 per share, respectively.

Amended and Restated Forward Purchase Contract

Contemporaneously with the execution of the Merger Agreement, the Sponsor, CF V and the Issuer entered into the Amended and Restated Forward Purchase Contract, dated July 5, 2021 (the “A&R Forward Purchase Contract”), pursuant to which the Sponsor agreed to purchase, and the Issuer agreed to issue and sell to the Sponsor, 1,250,000 Class A Ordinary Shares (the “Forward Purchase Shares”) and 333,333 Issuer Warrants (the “Forward Purchase Warrants” and together with the Forward Purchase Shares, collectively, the “Forward Purchase Securities”) for an aggregate purchase price of $10.0 million (with additional shares subject to issuance in respect of 1,000,000 of such Class A Ordinary Shares if the volume-weighted average price of a Class A Ordinary Share during a certain period between the closing of the Business Combination and the effectiveness of the F-1 registration statement registering such shares is less than $10.00, as further described in the A&R Forward Purchase Contract (such price protection provisions, the “Protection Mechanism”).

The Sponsor purchased the Forward Purchase Securities substantially concurrently with the consummation of the Business Combination.

PIPE Investment

Contemporaneously with the execution of the Merger Agreement, the Sponsor, CF V and the Issuer entered into a Subscription Agreement, dated July 5, 2021 (the “PIPE Subscription Agreement”), pursuant to which the Sponsor agreed to purchase, and the Issuer agreed to issue and sell to the Sponsor, 2,316,770 Class A Ordinary Shares for a purchase price of $10.00 per share, for an aggregate purchase price of approximately $23.2 million (the “PIPE Shares”) (with additional shares subject to issuance based on the Protection Mechanism).

The Sponsor purchased the PIPE Shares substantially concurrently with the consummation of the Business Combination.

CF&Co. Engagement Letters and Business Combination Marketing Agreement

In connection with the CF V IPO, CF V engaged CF&Co. pursuant to a letter agreement dated January 28, 2021, (the “Business Combination Market Agreement”) to assist CF V in holding meetings with its stockholders to discuss the Business Combination, the target business’ attributes, to introduce CF V to potential investors that were interested in purchasing CF V’s securities and to assist CF V with its press releases and public filings in connection with the Business Combination. Pursuant to the Business Combination Marketing Agreement, CF&Co. was entitled to a cash fee of $8.75 million payable upon consummation of the Business Combination (the “Marketing Fee”).

Pursuant to an engagement letter dated April 21, 2020, as amended on July 5, 2021 and January 18, 2022 (as amended, the “PIPE Engagement Letter”), CF V engaged CF&Co. to act as lead placement agent for private placement investments in connection with the Business Combination, in connection with which CF&Co. agreed to perform certain customary services for CF V in connection with such investments. Pursuant to the PIPE Engagement Letter, CF&Co. was entitled to a cash fee of approximately $8.19 million payable upon consummation of the Business Combination (the “PIPE Fee”).

Pursuant to a fee letter dated as of January 18, 2022 (the “CF&Co. Fee Letter”), CF V, the Issuer and CF&Co. agreed that the Marketing Fee and the PIPE Fee would be paid in the form of an aggregate of 2,058,229 Class A Ordinary Shares of the Issuer (with additional shares subject to issuance in respect of 600,000 of such Class A Ordinary Shares based on the Protection Mechanism).

Upon closing of the Business Combination, the 2,058,229 Class A Ordinary Shares were issued to CF&Co.

Secured Promissory Note

On December 23, 2021, Satellogic and CF Securities entered into a Secured Promissory Note pursuant to which CF Securities loaned Satellogic $7.5 million (the “Initial Loan”). On January 18, 2022, CF Securities, the Issuer and Satellogic entered into a Waiver Letter (the “Promissory Note Waiver Letter”) pursuant to which Satellogic and CF Securities agreed that Satellogic would repay the Initial Loan, including all principal and interest, on the closing of the Business Combination by the issuance of 788,021 Class A Ordinary Shares (the “Promissory Note Shares”) (with additional shares being issued based on the Protection Mechanism).

Upon closing of the Business Combination, the 788,021 Class A Ordinary Shares were issued to CF Securities.

Item 5. Interest in Securities of the Issuer

See Item 4, and cover pages pgs. 2-7, which are incorporated by reference herein.

The information set forth in Item 13 (Percent of Class Represented by Amount in Row (11)) on cover pgs. 2-7 for each of the Reporting Persons is based on 57,030,922 Class A Ordinary Shares issued and outstanding as of February 4, 2022, as notified by the Issuer to the Reporting Persons (and, for each of Cantor, CFGM, the Sponsor, and Mr. Lutnick, assumes exercise by the Sponsor of the Issuer Warrants held by the Sponsor).

(a)	As of the date hereof:

(i)	the Sponsor directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 10,396,770 Class A Ordinary Shares, comprised of 6,230,000 shares converted from Founder Shares, 600,000 shares converted from CF V Placement Shares, 1,250,000 Forward Purchase Shares and 2,316,770 PIPE Shares, and is deemed to be the beneficial owner and have shared voting and dispositive power with respect to 200,000 Class A Ordinary Shares issuable upon exercise of the Issuer Warrants converted from the CF V Placement Warrants and 333,333 Class A Ordinary Shares issuable upon exercise of the Forward Purchase Warrants (all of which such warrants are exercisable by the Sponsor within 60 days of the date hereof);

(ii)	CF&Co. directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, the 2,058,229 Class A Ordinary Shares issued as consideration for the Marketing Fee and PIPE Fee pursuant to the CF&Co. Fee Letter;

(iii)	CF Securities directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, the 788,021 Class A Ordinary Shares issued as repayment of the Initial Loan (and interest payable thereof) pursuant to the Promissory Note Waiver Letter;

(iv)	Cantor, as the sole member of the Sponsor and the indirect holder of a majority of the equity interests of CF&Co. and CF Securities, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares deemed beneficially owned by the Sponsor, CF&Co. and CF Securities;

(v)	CFGM, as the managing general partner of Cantor and through its direct or indirect control of the managing general partners of CF&Co. and CF Securities, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares deemed beneficially owned by the Sponsor, CF&Co. and CF Securities; and

(vi)	Howard W. Lutnick, as the Chairman and Chief Executive Officer of CFGM, and as trustee of CFGM’s sole stockholder, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares deemed beneficially owned by CFGM.

(b)	See response (a) above.

(c)	Except as described in this Schedule 13D, there have been no transactions in the Class A Ordinary Shares effected by the Reporting Persons during the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference.

On January 18, 2022, the Issuer and CF V entered into a Subscription Agreement (the “Liberty Subscription Agreement”) with Liberty Strategic Capital (SATL) Holdings, LLC (the “Liberty Investor”), a Cayman Islands limited liability company and investment vehicle managed by Liberty 77 Capital L.P. (the “Liberty Manager” and together with the Liberty Investor, “Liberty”) pursuant to which the Liberty Investor agreed to purchase, and the Issuer agreed to issue and sell to the Liberty Investor, following satisfaction or waiver of the conditions in the Liberty Subscription Agreement (the closing date of the Liberty Investment (as defined below), the “Liberty Closing”), certain securities of the Issuer, including 20,000,000 Class A Ordinary Shares in a private placement (the “Liberty Investment”) for an aggregate purchase price of $150.0 million. Closing of the Liberty Investment is subject to customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act relating to such investment, and is expected to close in the first half of February 2022.

Contemporaneously with the execution of the Liberty Subscription Agreement, the Issuer, Liberty and the Sponsor entered into a letter agreement (the “Liberty Letter Agreement”) pursuant to which the Issuer agreed that, for so long as the Liberty Investor (or affiliates managed by the Liberty Manager or its affiliates) hold, in the aggregate, at least 6,666,666 Class A Shares, among other things, the Liberty Investor will have the right to nominate two directors for election to the Issuer’s Board of Directors (the “Board”) by the Issuer’s shareholders (the “Liberty Directors”). So long as a Cessation Event (as defined in the Liberty Letter Agreement) has not occurred, the Sponsor and the Issuer’s chief executive officer, Emiliano Kargieman (“Mr. Kargieman”) have agreed to vote their shares of the Issuer (and those held by any persons over which they have voting control), in favor of the election of the Liberty Director nominees.

In addition, the parties to the Liberty Letter Agreement agreed that for so long as (i) Mr. Kargieman and his affiliates beneficially own at least one-third of the number of shares of the Issuer owned by him on the date of the Closing (subject to customary adjustments for corporate events), Mr. Kargieman will have the right to designate two directors for election to the Board by the Issuer’s shareholders, one of whom will be Mr. Kargieman and the other shall be reasonably acceptable to Liberty and the Sponsor, who will initially be Marcos Galperin, and the Sponsor and Liberty will vote any shares held by them in favor of the election of such persons and (ii) the Sponsor and its affiliates beneficially own at least one-third of the number of shares of the Issuer owned by them on the date of the Closing (subject to customary adjustments for corporate events), Mr. Lutnick will be nominated for election by the Board to the Issuer’s shareholders and Mr. Kargieman and Liberty will vote any shares held by them in favor of the election of Mr. Lutnick.

Other than as described above, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Agreement and Plan of Merger, dated July 5, 2021, by and among CF V, the Issuer, Satellogic and the other persons party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CF V on July 6, 2021).
2	Sponsor Support Agreement, dated July 5, 2021, by and between the Sponsor, CF V, the Issuer and Satellogic (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by CF V on July 6, 2021).
3	Private Placement Units Purchase Agreement, dated January 28, 2021, by and between CF V and the Sponsor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by CF V on February 3, 2021).
4	Amended and Restated Forward Purchase Contract, dated as of July 5, 2021, by and among CF V, the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by CF V on July 6, 2021).
5	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CF V on July 6, 2021).
6

Letter Agreement dated January 18, 2022, by and among the Issuer, the Liberty Investor and the Sponsor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by CF V on January 18, 2022).

7	Joint Filing Agreement pursuant to Rule 13d-1(k).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

CFAC HOLDINGS V, LLC

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

CANTOR FITZGERALD & CO.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman

CANTOR FITZGERALD SECURITIES

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick